News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

07:00hrs (BST)
10 May 2012

INVESTOR SEMINAR

Reed Elsevier holds investor seminar on Reed Business Information and Reed Exhibitions

Reed Elsevier is today holding an investor seminar in London on Reed Business Information and Reed Exhibitions, describing the market background, business activities and growth agenda.  No new trading information will be disclosed.

The seminar will start at 09:00hrs BST and will be webcast live.  Webcast details and the presentation will be available on Reed Elsevier’s website at www.reedelsevier.com.  After the event, a replay facility will also be available.

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Enquiries

Colin Tennant (Investors) +44 20 7166 5751	Paul Abrahams (Media) +44 20 7166 5724

Notes to Editors

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £11bn/€14bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.